Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

This document may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus, dated December 7, 2001, regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries.
RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.

*       *       *
On January 2, 2002, RightCHOICE Managed Care, Inc. issued the following press release:


For Immediate Release
Contact: Virginia Kelly, 314-923-4768

RIGHTCHOICE CHIEF FINANCIAL OFFICER TO
PARTICIPATE IN WELLPOINT 2002 FINANCIAL OUTLOOK REVIEW

St. Louis, MO (Jan. 2, 2002) Stuart Campbell, chief financial officer for RightCHOICE, will be available to answer questions at the WellPoint Health Networks Inc. teleconference review of its financial outlook for 2002. David Colby, WellPoint's executive vice president and chief financial officer, will discuss the quarterly earnings expectations for next year.

The conference call is scheduled for 4:30 p.m. EST on Jan. 3, 2002.

The conference call can be accessed by dialing 800-621-5170, reservation 20156240. International participants can access the call by dialing 212-346-6420, reservation 20156240. Investors, analysts and the general public are also invited to listen to the conference call free over the Internet by visiting WellPoint's website at www.wellpoint.com and clicking on "Investor Information." To listen to the live webcast, please visit the WellPoint website at least 20 minutes early (to download and install any necessary audio software).

Anyone listening to management presentations regarding RightCHOICE will be presumed to have read RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 2000, including the discussion under the caption Factors That May Affect Future Results of Operations.

This document may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus, dated December 7, 2001, regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.

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